FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

15 October 2010

SOCIETE IMMOBILIERE MALESHERBES ANJOU SELLS ITS BUILDING AT RUE DES TROIS FONTANOT IN NANTERRE

Société Immobilière Malesherbes Anjou, wholly owned by HSBC France, an indirect wholly owned subsidiary of HSBC Holdings plc, has sold its building at 85-93 rue des Trois Fontanot in Nanterre, for €33.5 million in cash, to STAM Europe.

Media enquiries to
Sophie Ricord on +33 (0)1 40 70 33 05 or at sophie.ricord@hsbc.fr

Notes to editors:

STAM Europe
STAM Europe is an independent investment and asset management structure, created in 1997 and operating in Belgium, France, Germany, Italy and Spain.

STAM Europe operates discretionary, closed-end Real Estate Investments Funds, with a cumulated €1 bn+ investment capacity.

Alongside this activity, STAM Europe takes over the Investment and Asset Management for Investors through framework agreements or individual contracts, with a cumulated €2.3 bn invested.
More information is available at: www.stam-europe.com

Société Immobilière Malesherbes Anjou
Société Immobilière Malesherbes Anjou is a 100 per cent owned subsidiary of HSBC France.

HSBC France
HSBC France, previously CCF, which was founded in 1894, joined the HSBC Group in 2000 and switched to the HSBC France brand in November 2005. HSBC France is headquartered in Paris. Serving customers from around 430 offices across France and some 10,000 employees, HSBC France is a universal bank serving both personal and business customers.

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date:  15 October, 2010